UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________________

SCHEDULE 14f-1

Information Statement under

Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

_______________

Commission File Number: 000-50611

PIPELINE DATA INC.

(Exact name of Registrant as specified in its charter)

Delaware	7389	13-3953764
(State or jurisdiction of incorporation or organization)	(Primary Standard Indus. Classification Code Number)	(I.R.S. Employer Identification No)

1515 Hancock Street, Suite 301, Hancock Plaza

                Quincy, Massachusetts 02169

(Address of principal executive offices, including zip code)

(617) 405-2600

(Registrant’s telephone number, including area code)

49,976,937

Common Stock, Par Value $0.001 Per Share

(Title of Class of Voting Securities and Amount outstanding)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

GENERAL

We are providing this Information Statement to holders of our Common Stock as of February 2, 2009, pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are receiving this information statement in connection with the expected resignation of six of our seven members of our current Board of Directors and the appointment of four new directors to the Board, as more fully described below.

This Information Statement is being filed with the Securities and Exchange Commission on February 3, 2009, and mailed to the stockholders on or about February 3, 2009.

CHANGE IN BOARD OF DIRECTORS

On February 2, 2009, we entered into a Stock Purchase Agreement with Pipeline Holdings, LLC (“Holdings”). Holdings will invest $15 million in our Company. Initially, we will issue Holdings 82,854,292 shares of our common stock,  $.001 par value, (“Common Stock”) and 5 million shares of Series A Convertible Preferred Stock (“Series A Preferred”) Upon the effectiveness of amendments to our Certificate of Incorporation to increase our authorized shares of Common Stock to 500 million and our authorized shares of Preferred Stock, par value $0.001, (“Preferred Stock”) to 10 million, the Common Stock and Series A Preferred shall be automatically exchanged for 5 million shares of the Series B Convertible Preferred Stock (“Series B Preferred”) and the Series A Preferred shall be cancelled. Series B Preferred is a $15 million face amount preferred convertible stock instrument convertible into our Common Stock at 12.2 cents per share with a 16% payment-in-kind (PIK). Total shares outstanding post transaction will be approximately 41 million common and the 5 million Series B Preferred shall be initially convertible into 122,950,820 shares or 68% of our Common Stock.

Upon the funding (of this investment (the “Investment”), Jack Rubinstein, Harold Denton, Larry Goldstein, Michael Greenburg, John Reeder and Kevin Weller will resign from our board of directors. MacAllister Smith will resign as Chief Executive Officer but will remain a director and be appointed Vice Chairman. Daniel Nenandovic will be appointed Chairman of the Board of Directors. Peter Kight, Randal McCoy and Timothy Agnew will be appointed Members of the Board of Directors. Additionally, Randal McCoy will be appointed Chief Executive Officer. Philip Chait will resign as Corporate Secretary. General Counsel Sheila Corvino will be appointed Corporate Secretary. James Plappert will resign as Chief Marketing Officer.

No vote or other action is required by our stockholders in connection with this information statement or the resignation and appointment of any director. Proxies are not being solicited.

VOTING SECURITIES AND SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

On February 2, 2009, we had 49,976,937 shares of Common Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders. The following table sets forth information concerning ownership of shares of our common stock outstanding at January 30, 2009, by: (i) each person known by us to be the beneficial owner of more than five percent of our common stock; (ii) each director and each incoming director; (iii) each of the executive officers; and (iv) all our directors and executive officers as a group.

Address of Beneficial Owner [1]	Shares Beneficially Owned Before Offering [2]	Percentage of Class [2]
MacAllister Smith Current CEO and Director Vice Chairman Nominee More than 5% Holder 1515 Hancock St, Suite 301 Quincy, MA 02169-5243	6,260,508(3)	12.5%
Chasm Holdings, Inc. Affiliate of MacAllister Smith More than 5% Holder 1515 Hancock St., Suite 301 Quincy, MA 92606	5,144,025(4)	10.3%
David Danzig More than 5% Holder 168 Thompson Street, Apt. 1 New York, NY 10012	4,699,029(5)	9.4%
Gregory Danzig More than 5% Holder 10950 Redhawk Street Plantation, FL 33324	4,699,029(6)	9.4%
Kevin J Weller Current Director More than 5% Holder 3 West Main Street Brasher Falls, New York 13613	3,040,000(7)	6.1%
Nancy Smith Weller More than 5% Holder West Main Street Brasher Falls, New York 13613	3,456,000(8)	6.9%
Jack Rubinstein Current Chairman of the Board 4400 North Point Parkway Alpharetta, GA	2,009,075(9)	4.0%

Harold Denton Current Director 4400 North Point Parkway Alpharetta, GA	426,665	*
Larry Goldstein Current Director 4400 North Point Parkway Alpharetta, GA	0	*
John Reeder Current Director 4400 North Point Parkway Alpharetta, GA	122,000	*
Michael M. Greenberg Current Director 4400 North Point Parkway Alpharetta, GA	133,924	*
Peter J. Kight Incoming Director 4411 East Jones Bridge Road Norcross, GA 30092	0	*
Randal A. McCoy Incoming Director/Proposed CEO 4400 North Point Parkway Alpharetta, GA	0	*
Daniel K. Nenadovic c/o The ComVest Group One North Clematis-Suite 300 West Palm Beach, FL 33458	0	*
Timothy F. Agnew Incoming Director Smith and Howard 171 17th St. NW Suite 900 Atlanta, GA 30363	0	*
Donald Gruneisen Chief Financial Officer 3 West Main Street Brasher Falls, New York 13613	87,000	*

Kevin S. Smith Chief Operating Officer 4400 North Point Parkway Alpharetta, GA	251,200(10)	*
Sheila G. Corvino, Esq. General Counsel and Secretary 4400 North Point Parkway Alpharetta, GA	106,653
James L. Plappert Chief Marketing Officer 4400 North Point Parkway Alpharetta, GA	450,000(11)	*
Thomas W. Tesmer Chief Technology Officer 4400 North Point Parkway Alpharetta, GA	205,000(12)	*
Philip E. Chait Current Secretary 1515 Hancock St, Suite 301 Quincy, MA 02169-5243	276,678(13)	*

___________________

*	less than one percent.
(1)	Each stockholder, director and executive officer has sole voting power and sole dispositive power with respect to all shares beneficially owned by it, unless otherwise indicated.
(2)	Based upon 49,976,937shares of our common stock outstanding at January 30, 2009.
(3)	Reserved.
(4)	Chasm Holdings is 50% owned by Catherine Brannon who is the sister of MacAllister Smith. The other 50% owner is Barbara Klein, Philip Chait’s sister.
(5)	Based on a Schedule 13D filed by David Danzig.
(6)

Based on a Schedule 13D filed by Gregory Danzig and Kauai Investment Holdings, LLC. Kauai Investment Holdings, LLC is a Florida limited liability company with a principal business address at 10950 Redhawk Street, Plantation, FL 33324. Gregory Danzig is the sole officer and manager of Kauai Investment Holdings, LLC and exercises sole voting power and dispositive power with regard to the shares.

(7)

Nancy Smith-Weller, Kevin Weller’s wife, beneficially owns 3,456,000 shares of common stock. Mr. Weller disclaims beneficial ownership of the shares held by Mrs. Weller, except to the extent of his pecuniary interest therein.

(8)

Kevin Weller, Nancy Smith-Weller’s husband, beneficially owns 3,040,000 shares of common stock. Mrs. Weller disclaims beneficial ownership of the shares held by Mr. Weller, except to the extent of her pecuniary interest therein.

(9)	Fali Rubinstein, Mr. Rubinstein’s wife, beneficially owns 201,500 shares of common stock, which such amount has been attributed to Mr. Rubinstein and included in this table.
(10)	Reserved
(11)	Reserved.
(12)	Reserved.
(13)

Tracy Chait, Mr. Chait’s wife, beneficially owns 134,286 shares of common stock, which such amount has been attributed to Mr. Chait and included in this table. Juliette Chait, Mr. Chait’s minor daughter, beneficially owns 18,300 shares of common stock, which such amount has been attributed to Mr. Chait and included in this table.

DIRECTORS AND OFFICERS

Upon the funding (of this investment (the “Investment”), Jack Rubinstein, Harold Denton, Larry Goldstein, Michael Greenburg, John Reeder and Kevin Weller will resign from our board of directors. MacAllister Smith will resign as Chief Executive Officer but will remain a director and be appointed Vice Chairman. Daniel Nenandovic will be appointed Chairman of the Board of Directors. Peter Kight, Randal McCoy and Timothy Agnew will be appointed Members of the Board of Directors. Additionally, Randal McCoy will be appointed Chief Executive Officer. Philip Chait will resign as Corporate Secretary. General Counsel Sheila Corvino will be appointed Corporate Secretary. James Plappert will resign as Chief Marketing Officer.

The following discussion sets forth information regarding our current officers and directors and our incoming officers and directors after the Funding.  If any incoming director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Mr. Kight prior to the date the new directors take office.

Each member of our board of directors shall serve until his successor is elected and qualified.

[Intentionally Left Blank]

Current Officers and Directors

The following table sets forth certain information regarding our current directors and executive officers:

Name	Age	Position
Jack Rubinstein	60	Chairman of the Board since 1997
MacAllister Smith	46	President Chief Executive Officer and Director since 2002
Kevin J Weller	42	Director since 2002
Harold Denton	64	Director since 2006
Larry Goldstein	66	Director since 2006
John Reeder	67	Director since 2006
Michael M. Greenberg	52	Director since 2006
Donald Gruneisen	54	Chief Financial Officer since 2002
Kevin S. Smith	41	Chief Operating Officer since 2004
Sheila G. Corvino, Esq.	48	General Counsel since 2007
James L. Plappert	49	Chief Marketing Officer since 2005
Thomas W. Tesmer	62	Chief Technology Officer since 2004
Philip E. Chait	46	Secretary since 2002

Jack Rubinstein, 60, has been our Chairman of the Board for more than five years. He has also been general partner of DICA Partners, an investment hedge fund located in Scarsdale, New York for more than five years.

MacAllister Smith, 46, has been our President, Chief Executive Officer and Director for more than five years. He has been president of SecurePay.com, Inc., a custom credit card transaction processor serving as a gateway intermediary for more than five years. (Since March 2002, SecurePay.com, Inc. has been our wholly-owned subsidiary.)

Kevin Weller, 42, has been our Director since August 2002. Mr. Weller has been president and director of Northern Merchant Services, Inc. (“NMS”I) since July 2001. (Since August 2002, Northern Merchant Services, Inc. has been our wholly owned subsidiary.)

Harold Denton1,2, 64, has been our Director since January 2006. Mr. Denton has been president of General Land Abstract Company, the largest title insurance company in the State of New Jersey, for more than five years.

Larry Goldstein1,2, 66, has been our Director since January 2006. Mr. Goldstein is the now retired president of Petroleum Industry Research Associates, a prominent expert in the petroleum industry, having served for more than five years. Mr. Goldstein is currently director of The Energy Policy Research Foundation and a member of the National Petroleum Council, an advisory entity to the U.S. Secretary of Energy.

Michael Greenburg1,2,3,4, 52, has been our Director since January 2006. Mr. Greenburg is an attorney engaged in private practice with a focus on residential real estate transactions for more than five years.

John Reeder1,3,4, 67, has been our Director since January 2006, president of Peter D. Watson Agency, Inc., a large real estate brokerage firm in northern Vermont for more than five years. Since 2004, Mr. Reeder has been on the board of directors of the National Conference on Citizenship, a congressionally chartered, Washington D.C. - based organization dedicated to the promotion of civic involvement in the United States.

1	Independent Director
2	Member of Audit Committee
3	Member of Compensation Committee
4	Member of Nominating and Governance Committee

Donald W. Gruneisen, 54, was our Chief Financial Officer from September 2002 to September 2006 and resumed this position as of April 27, 2007. From September 2006 to April 27, 2007, Curtis James acted as our Chief Financial Officer and Mr. Gruneisen acted as our Treasurer and Controller. We accepted Mr. James resignation on April 27, 2007. Mr. Gruneisen has been treasurer and chief financial officer of NMSI since July 2001. (Since August 2002, NMSI has been our wholly-owned subsidiary). Mr. Gruneisen serves as our principal financial and accounting officer.

Kevin Smith, 41, has been our Chief Operating Officer since May 2004. Mr. Smith was previously employed by Concord EFS (acquired by First Data Corp. (NYSE:FDC)) from 1998 to 2004, serving as senior vice president of ISO sales and chief operating officer of Concord Payment Systems, a wholly owned subsidiary of Concord EFS.

Sheila Corvino, 48, has been contractually retained as our General Counsel since June 2007. Mrs. Corvino has represented our company since March 2000. She has practiced law for more than 20 years, specializing in international business, mergers, acquisitions, public offerings and contract and securities matters. Mrs. Corvino began to specialize in the payment card industry in 2000. She practiced at Battle Fowler (merged into Paul Hastings Janofsky and Walker) from June 1987 to September 1993, at The Dreyfus Corporation from October 1993 to January 1995 and engaged in private practice largely in the fields of international corporate and securities laws from 1994 to 2005. Mrs. Corvino is a three-time American Jurisprudence Award winner.

James Plappert, 49, has been our Chief Marketing Officer since October 2005. Mr. Plappert served as executive vice president of First American Payment Systems from January 2002 to April 2003 when the company culminated a private equity transaction with Lindsay, Goldberg and Bessemer. Mr. Plappert co-founded ACH Payment Solutions in 2002 where he remains a director. For over twelve years, Mr. Plappert has held a number of executive level board positions, including president, with the Electronic Transactions Association (ETA), the leading international trade association representing companies that offer electronic transaction products and services.

Thomas Tesmer, 62, has been our Chief Technology Officer since July 2004. Mr. Tesmer was the president of Symmetrex, Inc., a processing company supporting third-party clients that operate stored value card programs in the United States and foreign markets from October 2002 to July 2004. Mr. Tesmer is currently a member of the board of directors of Q Comm International, Inc., a publicly-traded technology company, which trades on the American Stock Exchange under the symbol QMM. Mr. Tesmer is the chairman of the ETA Technology Committee

Philip Chait, 46, is our current Corporate Secretary and has been employed by our company for more than five years.

Incoming and Remaining Officer and Directors

Name	Age	Position
Daniel K. Nenadovic	32	Incoming Chairman of the Board and Director
MacAllister Smith	46	Incoming Vice Chairman
Peter J. Kight	52	Incoming Director
Randal A. McCoy	46	Incoming Chief Executive Officer and Director
Timothy F. Agnew	40	Incoming Director
Donald Gruneisen	54	Chief Financial Officer
Kevin S. Smith	41	Chief Operating Officer
Sheila G. Corvino, Esq.	48	General Counsel and Incoming Corporate Secretary
James L. Plappert	49	Chief Marketing Officer
Thomas W. Tesmer	62	Chief Technology Officer

Daniel K. Nenadovic, 32, Chairman of the Board and Director. For more than the past six years, Mr. Nenadovic has and continues to work with The ComVest Group, a private investment firm, and its affiliated entities.  He currently serves as a Managing Director and Partner at The ComVest Group.   Mr. Nenadovic previously worked with The ComVest Group’s predecessor, Commonwealth Associates.  Prior to joining Commonwealth, Mr. Nenadovic’s merchant banking career focused on information technology and involvement in all facets of the deal-making process.  Earlier in his career, Mr. Nenadovic worked at Allen & Company, a merchant bank specializing in the media, telecom, and entertainment industries. Mr. Nenadovic graduated cum laude from the Stern School of Business at New York University, with dual Bachelors Degrees in Finance and International Business.

Peter “Pete” J. Kight, 52, Director. Since December, 2007, Mr. Kight has served as Vice Chairman and Director of Fiserv, Inc. Fiserv is a Brookfield, Wis.-based provider of information management and electronic commerce systems and services to the financial and insurance industries. Mr. Kight is the founder of CheckFree Services Corporation. Kight founded CheckFree in 1981 and served as its Chairman and Chief Executive Officer until the company was acquired by Fiserv in December 2007. Kight’s initial vision for CheckFree was to provide electronic funds transfer services to make it easier for consumers to pay their monthly bills. That vision expanded to include services and technology infrastructures that enable and simplify the electronic movement and management of personal and business finances. By 2007, CheckFree was providing financial electronic commerce services and products, with a focus on electronic billing and payment, to more than 5,000 financial service organizations around the globe. Under Kight's leadership, CheckFree progressively expanded its scope as the financial electronic commerce market moved forward, building and managing complementary infrastructures – bill payment, electronic funds transfer, electronic banking, investment services, compliance services, payment processing software, electronic billing software, reconciliation and exception management capabilities – through internal development and acquisitions. In 2007, he was named the first recipient of the Peter J. Kight Lifetime Achievement Award presented by Bank Technology News.  Mr. Kight has served as a a member of the Board of Directors of Akamai Technologies, Inc. since March 2004; Manhattan Associates, Inc. since October 2007; and USA Track & Field Foundation since April 2005.

Randal “Randy” A. McCoy, Chief Executive Officer and Director. Randal A. McCoy,  46, held various executive positions in his 17 years with CheckFree Corporation to July 2007 including Chief Technology Officer,  Executive Vice President, and President of CheckFree's Software Division. McCoy's leadership included oversight of product development, corporate strategy and emerging technology.  Under McCoy's leadership, CheckFree Software grew from $70 million to over $200 million in revenue annually through a combination of organic and acquisitive means emphasizing dynamic sales growth and operational execution. Mr. McCoy is the recipient of many distinguished awards including InfoWorld's Top 25 Most Influential CTO's, AEA Spirit of Endeavor award for Outstanding Technological Innovation and is a guest lecturer at the Federal Reserve Bank annually recognized as a national expert on electronic payments. Mr.  McCoy is the recipient of numerous patents for innovation in the electronic payments arena.

Timothy F. Agnew, CPA/PFS, CFP®, 40, Director. Since January, 1991, Mr. Agnew has been a partner in the tax department of Smith & Howard, a CPA firm located in Atlanta, GA. Mr. Agnew joined Smith and Howard in December, 1990. Mr. Agnew also serves as Managing Director of Smith & Howard Wealth Management. Mr. Agnew specializes in providing estate and personal financial planning services, including overall strategies related to the exercise and disposition of employee stock options. He also focuses on providing comprehensive tax services to businesses, real estate developers, real estate investors and high net-worth individuals. Mr. Agnew earned a BBA in Accounting and a Master of Taxation degree from Georgia State University. He is a member of the inaugural Philanthropic Advisor Leadership Institute class, a member of the AICPA, where he is a participates in the Tax and Personal Financial Planning Division, and the Georgia Society of Certified Public Accountants, where he is a member of the Estate Tax Committee. Mr. Agnew also is a member of the Atlanta Tax Forum, the Atlanta Estate Planning Council, the Financial Planning Association, Vistage (formerly known as TEC) and a board member of the Georgia Federal Tax Conference.

There are no family relationships between any of our current officers and directors and the individuals who will become directors and executive officers of our company upon the closing of the Purchase Agreement.

Board Composition; Term of Office

Our current board of directors consists of seven (7) members, four (4) of these directors qualified as “independent” pursuant to the rules of the NASDAQ National Market. At commencement, our incoming board of directors will consist of five (5) directors, two (2) of these directors qualify as “independent” pursuant to the rules of the NASDAQ National Market. Our directors are elected at the annual meeting of the stockholders by a plurality of the votes cast. Subject to his or her earlier death, resignation or removal, each director shall hold office until his or her successor shall have been duly elected and shall have qualified. Our common stock is currently quoted on the NASD OTCBB under the symbol “PPDA.OB”.

Committees of the Board

Our current board of directors designated an audit committee, a compensation committee, and a corporate governance committee. The members of each committee are appointed by the board of directors and serve one-year terms. After Funding, our incoming board will determine committee appointments as appropriate

Audit Committee

Our current audit committee is comprised of Hal Denton, Michael Greenburg and Larry Goldstein. After Funding, the incoming directors will select members of an audit committee as they deem appropriate. We believe that Timothy Agnew meets the requirements for a “financial expert” under the Sarbanes-Oxley Act of 2002 and the rules of the Securities and Exchange Commission and is independent, as that term is defined under the NASDAQ National Market listing requirements. The audit committee is charged with the following responsibilities:

•	the engagement, oversight and compensation of our independent public accountants;
•	reviewing the plan, scope and results of the annual audit to be conducted by our independent public accountants;
•	pre-approving services provided to us by our independent public accountants;
•

meeting periodically with our independent public accountants and our Chief Financial Officer to review matters relating to our consolidated financial statements, our accounting principles and our system of internal accounting controls; and

•	reporting its recommendations as to the approval of our consolidated financial statements to our board of directors.

Audit Fees

During the fiscal year ended December 31, 2009, the Company expects to incur approximately $216,000 in fees to its principal independent accountant for professional services rendered in connection with audit of the Company’s financial statements for fiscal year ended December 31, 2008 and for the review of the Company’s financial statements for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009.   During the fiscal year ended December 31, 2008, the Company incurred $217,000 in fees to its principal independent accountant for professional services rendered in connection with audit of the Company’s financial statements for fiscal year ended December 31, 2007 and for the review of the Company’s financial statements for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008.

Compensation Committee

Our current compensation committee is comprised of John Reeder and Michael Greenburg. After Funding, the incoming directors will select the members of the compensation committee as they deem appropriate. The compensation committee determines our compensation policies and forms of compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines stock-based compensation for our directors, officers, employees and consultants and administrators our stock incentive plan. No interlocking relationship exists between our current compensation committee and the compensation committee of any other company.

Nominating and Corporate Governance Committee

Our current nominating and corporate governance committee is comprised of John Reeder and Michael Greenburg. After Funding, the incoming directors will select the members of the nominating and corporate governance committee as they deem appropriate. The corporate governance committee identifies, evaluates and recommends potential board and committee members. The committee also establishes and reviews board governance guidelines.

Code of Ethics

On December 31, 2003, our board of directors adopted a code of ethics that applies to our principal executive and financial officers. We intend to file amendments, changes or waivers to the code of ethics as required by SEC rules.

Stockholder Communications with Directors

Stockholders who want to communicate with our board may send a letter to our Chief Executive Officer, 4400 Northpointe Parkway, Alpharetta, GA.  The mailing envelope should contain a clear notation indicating that the enclosed letter is a “Board Communication.”  The Chief Executive Officer will circulate the communications (with the exception of commercial solicitations) to our Board of Directors.  Communications marked “Confidential” will be forwarded unopened.

Meetings of the Stockholders and the Board of Directors

Our annual meeting of stockholders was held on Thursday, May 22, 2008 at The Breakers located at One South County Rd., Palm Beach, FL 33480 at 10:00 a.m. EDT, where we elected seven (7) members of our Board of Directors ratified and approved the appointment of our independent auditors for the fiscal year ending December 31, 2007 and 2008.

During fiscal year 2008, our Board of Directors held two formal meetings, 14 telephonic and one by written consent. The audit committee held seven meetings, two of which were in person and five which were telephonic. The compensation held two meetings, one of which was by written consent and one of which was by written consent.

Compensation of Directors and Executive Officers

Executive Compensation

Summary Compensation Table

The following table sets forth certain information regarding cash compensation paid and certain other compensation accrued during our prior two fiscal years to our named executive officers our Chief Executive Officer, and the two highest paid executive officers whose total compensation exceeded $100,000 in 2008.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)(1)	Option awards ($)(2)	All other compensation ($)(3)	Total ($)
MacAlllister Smith, Chief Executive Officer
	2008	260,354	0	0	7,989	1,916	270,259
	2007	248,292	30,000	0	109,245	3,023	390,560
Sheila Corvino General Counsel(4)
	2008	198,298	0	0	833	0	199,131
	2007	190,280	50,000	0	0	0	240,280
Kevin Smith, Chief Operating Officer
	2008	192,640	0	0	684	10,798	204,122
	2007	190,280	40,000	0	3,178	2,107	235,565

(1)

The amounts represent stock compensation recognized pursuant to Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) earned during the year ended December 31, 2008 and 2007 by the named executive officers. Additional information about the assumptions that we used when valuing equity awards will set forth in our Annual Report on Form 10-K for our fiscal year ended December 31, 2008.

(2)

The amounts represent compensation expense recognized pursuant to Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) for stock options during the year ended December 31, 2007 and 2006 (disregarding the estimate of forfeitures related to service-based vesting conditions) to the named executive officers. Additional information about the assumptions that we used when valuing equity awards will be set forth in our Annual Report on Form 10-K for our fiscal years ended December 31, 2008.

(3)	The amounts shown in this column for the other named executive officers represent company matching contributions under our SIMPLE IRA Plan and premium for group term life insurance.

(4)	Mrs. Corvino’s contract commenced May 1. 2007.

Pursuant to a written employment agreement dated June 30, 2007, Mr. MacAllister Smith, agreed to serve as our Chief Executive Officer for a period of three years and thereafter renewing for successive one year terms. He was paid a salary of $248,000 per annum plus an automobile allowance of $700 per month. Mr. Smith was granted one million options to purchase the Company’s common stock, one-third of which vest on the date of the agreement, one-third of which shall vest on the first anniversary of the date of the agreement and one-third of which shall vest on the second anniversary of the date of the agreement. This agreement has been cancelled on the date hereof and replaced with a new employment contract to serve as Vice Chairman of the Company. This contract will be disclosed and provided in our Report on Form 8-K.

Pursuant to a written agreement dated May 1, 2007, we retained Sheila Corvino, Esq. as our general counsel to oversee all legal matters. Mrs. Corvino is paid a yearly base retainer of $190,000, plus expenses. At the end of each calendar year, our chief executive officer and board of directors (or compensation committee thereof) shall determine the additional compensation due her. Mrs. Corvino was issued 1,000,000 options. This agreement has been cancelled on the date hereof and replaced with a new employment contract to serve as General Counsel and Secretary of the Company. This contract will be disclosed and provided in our Report on Form 8-K.

Pursuant to a written employment agreement, dated April, 2004, Mr. Kevin Smith was named our Chief Operating Officer and President of our subsidiary PDP. He is paid a salary of $185,440 per annum plus an automobile allowance of $7,200 per annum. Mr. Smith was granted 200,000 shares of our restricted common stock to vest over a three year period. He was also issued 1,000,000. Mr. Smith also received 1,000,000 options based on milestones including on-budget operations and the profitable implementation of our ISO division. This agreement has been cancelled on the date hereof and replaced with a new employment contract to serve as Chief Operating Officer of the Company. This contract will be disclosed and provided in our Report on Form 8-K.

[Intentionally Left Blank]

Director Compensation

Directors who are also our employees are not separately compensated for their service as directors. Our non-employee directors received the following aggregate amounts of compensation for the year ended December 31, 2008:

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	All other compensation ($)	Total ($)

Jack Rubinstein(1)				160,000	160,000

Harold Denton	9,200		6,648		15,848

Michael Greenburg	9,000		6,648		15,648

John Reeder	7,850		6,648		14,498

Lawrence Goldstein	4,300		6,648		10,948

(1)	In 2006 we entered into an agreement for advisory services with Capital Advisory Services which Mr. Rubinstein is a partner of. Under the agreement expenses of $160,000 were incurred in 2008.

Directors’ Fees

We paid each of our Directors who is not our employee of $1,500 for each regular or committee meeting of the Board of Directors attended within 75 miles of the director’s home and $2,000 for each board meeting they attend that is more than 75 miles from the director’s home. We pay independent directors $200 per hour for meetings held by conference call. We reimburse travel and incidental expenses incurred by directors in connection with attending meetings and performing other board related services. We granted each of our independent directors 30,000 stock options during the first quarter 2008.

Certain Relationships And Related Party Transactions

In addition to the transactions described under “Director Independence,” the following transactions are also required to be disclosed pursuant to Item 404 of Regulation S-K.

We lease our Brasher Falls, NY offices from Kevin Weller, our Director and president of our subsidiary NMSI, and Nancy Weller, vice president of our subsidiary NMSI. On January 1, 2006 we entered into a lease agreement with Weller Enterprises, owned by our director Kevin Weller and the vice president of our NMSI subsidiary, Nancy Weller, for the lease of 5,578 square feet at 3 West Main Street, Brasher Falls, New York. The lease has a term of 5 years and renews annually upon 60 days written notice unless canceled due to just cause. The lease provides for monthly rental payments of $3,000.

On March 8th, 2002, Jack Rubinstein, our Chairman of the Board, lent our company $100,000 for working capital purposes. The promissory note evidencing this transaction had a term of two year and accrued simple interest at the rate of 8%. The principal and interest of the note was converted into common stock of Pipeline at $.35 per share. Upon conversion, Mr. Rubinstein received warrants equal to 100% of the number of shares converted with minimum warrant issuance of to purchase 285,714 shares. On March 8, 2003, the note was renegotiated and the term was extended to March 8, 2005. On December 31, 2004 the note plus accrued interest of $22,088.95 was converted to 348,824 shares of our common stock and the expiration date of the warrants was extended to March 8, 2008.

In 2006 we entered into an agreement for advisory services with Capital Advisory Services which Mr. Rubinstein is a partner of. Under the agreement expenses of $100,000 was incurred in each 2007 and $30,000 in the first quarter of 2008.

Chasm Holdings, a stockholder holding approximately 17.5% of outstanding common stock prior to this offering, is 50% owned by Catherine Brannon, who is the sister of MacAllister Smith, our chief executive officer. The other 50% owner is Barbara Klein, who is the sister of Philip Chait, our secretary. MacAllister Smith is the president of Chasm Holdings.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the SEC.  Officers, directors and greater than 10% stockholders are required by SEC regulation to provide us with copies of all Section 16(a) forms they file.  Based on our review of the copies of such forms received by us, we believe that during the fiscal year ended December 31, 2008, all such filing requirements applicable to our officers and directors were met.

LEGAL PROCEEDINGS

Pipeline:

On June 29, 2006, the Company entered into a $37 million convertible debt financing with a group of institutional investors. Under the terms of agreement, the Company issued convertible notes that accrue interest at a rate of 8% per annum, payable quarterly in arrears beginning on October 2, 2006. A member of the lending group which loaned our Company $1,000,000 is Iroquois Master Fund Ltd. On April 10, 2007, Iroquois Master Fund provided our Company a written default notice stating that the Company had failed to pay interest on their note and provided us their wire details. Immediately upon receipt of the wire details, the Company made full payment of the interest due. The Company’s position is that there was miscommunication of payment details and a good faith attempt on the Company’s part to communicate this to Iroquois Master Fund. The Company’s position is after payment of interest, management believed in good faith that the matter was addressed to the satisfaction of both parties. On April 20, 2007, the Company received a second default notice seeking penalties and stating their rights under default. The Company promptly paid the $3,406 penalty to the account provided. The lenders’ rights under default are the payment of 125% of the principal amount due plus interest and penalties. Iroquois Master Fund has filed suit against the Company on June 19, 2007 in the Supreme Court of the State of New York County of New York for breach of contract. The Company firmly believes that it has acted in good faith and plaintiff’s claim is without merit. The Company has retained counsel and will vigorously defend this action. The case citation is Iroquois Master Fund, Ltd. v. Pipeline Data, Inc., Index No. 602059/2007, Supreme Court of the State of New York, County of New York. While the case is still pending, the Company and Iroquois Master Fund, Ltd. have postponed further filings.

In September 2008, Pipeline entered into an Amended and Restated Agreement and Plan of Merger (“Amended Agreement”) to acquire Plaintiff CoCard Marketing Group (“CoCard”) by merger. The Amended Agreement expressly permitted Pipeline not to acquire CoCard if Pipeline did not obtain the required financing for the acquisition from ComVest Investment Partners. Pipeline did not obtain the required financing, and the acquisition did not take place. Nevertheless, CoCard has alleged breach of contract and related claims against Pipeline and various other defendants, based upon claims that Pipeline failed to consumate the acquisition and therefore breached the Amended Agreement. The case citation is CoCard Marketing Group, LLC v. Comvest Group Holdings, LLC, Comvest Investment Partners III, L.P., Comvest Investment Partners, Michael S. Falk, Cocard Acquisition, Inc., Pipeline Data, Inc., CoCard Merger Sub, LLC and John Does 1-3, Davidson County Chancery Court, Case No. 08-26677-III.

Valadata:

On July 11, 2006, we acquired Valadata, Inc., a retail merchant credit card processing provider catering primarily to the restaurant industry. We also acquired a separate retail portfolio. The purchase price for Valadata was $5.4 million in cash and an additional $1.5 million over the next two years, subject to performance milestones. The purchase price for the separate retail portfolio was $500,000. The Company determined that the performance milestones were not met as of July 11, 2007 and that no further obligation exists to the former shareholders of Valadata, Inc. However, we did calculate the residuals of the underlying seller agents of Valadata and made milestone payments to all agents who reached their performance milestones. The former shareholders of Valadata, Inc. disagree with our determination. In October 2007, L60, Inc. (comprised of former Valadata shareholders) filed suit against Pipeline Data, Inc. in Maricopa County Superior Court. In its complaint, L60 alleges that Pipeline and Valadata breached certain agreements made in connection with Pipeline’s acquisition of Valadata, and seeks around $1.5M, plus attorneys’ fees and costs. Pipeline vigorously disputes the claims, has filed an answer denying any liability and has countersued plaintiff and various related parties for, among other things, breach of contract and tortious interference with contractual relationships. Pipeline’s counterclaims seek compensatory and punitive damages, as well as attorneys’ fees. In February of 2008, the Court dismissed Pipeline’s tort claims without prejudice to the extent they are grounded in their contracts with L60, but their contract claims against L60 and its principals remain, as well as a claim for tortious interference against a third party. The case has now proceeded to discovery and deposition.

Garner Gifts contingent payment:

Our payment processor First Data Merchant Services Corporation informed us of suspected fraudulent activity by a merchant that could result in a loss of approximately $150,000. We believed that such loss should be paid by First Data Merchant Services Corporation pursuant to their indemnification requirements in the ISO Services and Marketing Agreement, as amended, between our companies. They disagreed. We filed suit against them on October 29, 2007. The case citation is Pipeline Data, Inc. v. First Data Merchant Services Corporation, Garner Gifts, and Delayna Garner, United States District Court for the Eastern District of New York. We settled this action in February 2008 with First Data Merchant Services Corporation and they returned approximately $100,000 to our account.

Our Subsidiary SecurePay:

Except for that certain suit in the United States District Court of Arizona by Net MoneyIN, Inc. (plaintiff) vs. Mellon Financial Corp., et al (defendants) (Cause No. CV-01-441-

TUC-RCC), there are no material legal proceedings pending or, to our knowledge, threatened against SecurePay. The outstanding lawsuit is an industry-wide suit against numerous defendants based on intellectual property infringement. A default judgment has been rendered against several of the parties, including SecurePay. Removal of this judgment is currently being sought. SecurePay views this suit to be without merit.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Pipeline Data Inc.

	By:	/s/ MacAllister Smith
MacAllister Smith
Chief Executive
Dated: February 2, 2009